EXHIBIT 99.1

Huazhu Group Limited Announces Its Preliminary Results for Hotel Operation  in the First Quarter of 2019

SHANGHAI, China, April 18, 2019 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ: HTHT) (“Huazhu”, or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operation in the first quarter ended March 31, 2019.

Operating Metrics

	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2018	2018	2019	change
Average daily room rate (in RMB)
Leased and owned hotels	243	275	258	6.3%
Manachised hotels	194	216	210	8.0%
Franchised hotels	228	248	237	3.6%
Blended	207	230	221	6.9%
Occupancy rate (as a percentage)
Leased and owned hotels	85.6%	86.7%	83.6%	-2.0pp
Manachised hotels	84.0%	85.5%	80.5%	-3.5pp
Franchised hotels	69.8%	74.5%	68.6%	-1.2pp
Blended	83.7%	85.2%	80.6%	-3.1pp
RevPAR (in RMB)
Leased and owned hotels	208	238	216	3.8%
Manachised hotels	163	185	169	3.5%
Franchised hotels	159	185	162	1.8%
Blended	173	196	178	2.9%

Same-hotel operational data (Like-for-like performance for hotels opened for at least 18 months during the current quarter)
	As of and for the quarter ended
	March 31,		yoy
	2018	2019	change
Total	3,189	3,189
Leased and owned hotels	608	608
Manachised and franchised hotels	2,581	2,581
Occupancy rate (as a percentage)	86.1%	83.4%	-2.8pp
Average daily room rate (in RMB)	205	211	2.9%
RevPAR (in RMB)	176	176	-0.4%
Note: Excluding hotel rooms under renovations for product upgrades, the normalized same-hotel RevPAR growth would be flat (0).

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed (1)	Net added	As of	Net added	As of
	in Q1 2019	in Q1 2019	in Q1 2019	March 31, 2019	in Q1 2019	March 31, 2019
Leased and owned hotels	11	(12)	(1)	698	979	87,766
Manachised and franchised hotels	215	(48)	167	3,698	15,888	351,848
Total	226	(60)	166	4,396	16,867	439,614
(1) Reasons for closures include property-related issues, operating loss and non-compliance issues. In Q1 2019, eight hotels were temporarily closed for brand upgrade.

Number of hotels in pipeline as of March 31, 2019
Leased hotels	50
Manachised and franchised hotels	1,261
Total(2)	1,311
(2) Including 202 hotels under brands of ibis, ibis Styles, Mercure, Grand Mercure and Novotel; 148 hotels under brands of Orange Select and Crystal Orange,22 hotels under brand of Blossom Hill.

Business Update by Segment

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q1 2019	March 31, 2019
Economy hotels	24	2,916
HanTing Hotel	20	2,303
Hi Inn	(3)	399
Elan Hotel	7	207
Orange Hotel	0	7
Midscale and upscale hotels	142	1,480
JI Hotel	58	611
Starway Hotel	18	230
Joya Hotel	0	6
Manxin Hotels & Resorts	4	28
HanTing Premium Hotel	17	91
Ibis Hotel	12	149
Ibis Styles Hotel	3	37
Mercure Hotel	6	45
Novotel Hotel	0	7
Grand Mercure	1	7
Orange Select	17	189
Crystal Orange	4	60
Blossom Hill	2	20
Total	166	4,396

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	March 31,		March 31,		yoy change	March 31,		yoy change	March 31,		yoy change (p.p.)
	2018	2019	2018	2019		2018	2019		2018	2019
Economy hotels	2,481	2,481	152	152	0.1%	170	176	3.7%	89%	86%	(3.1)
Leased hotels	439	439	161	167	4.0%	181	191	5.4%	89%	88%	(1.1)
Manachised and franchised hotels	2,042	2,042	149	148	-1.1%	167	172	3.1%	89%	86%	(3.6)
Midscale and upscale hotels	708	708	240	237	-1.1%	306	310	1.3%	78%	76%	(1.9)
Leased and owned hotels	169	169	295	287	-2.8%	360	362	0.4%	82%	79%	(2.6)
Manachised and franchised hotels	539	539	216	216	-0.1%	281	286	2.0%	77%	75%	(1.6)
Total	3,189	3,189	176	176	-0.4%	205	211	2.9%	86%	83%	(2.8)

About Huazhu Group Limited
Huazhu Group Limited is a leading hotel operator and franchisor in China. As of March 31, 2019, the Company had 4,396 hotels or 439,614 rooms in operation. With a primary focus on economy and midscale hotel segments, Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Manxin Hotel, Joya Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Blossom Hill. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of March 31, 2019, Huazhu Group operates 20 percent of its hotel rooms under lease and ownership model, 80 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com